May 2, 2007

Via facsimile 212.335.4501 and U.S. Mail

Theodore Altman, Esq.
DLA Piper
1251 Avenue of the Americas
New York, New York 10020-1104

Re: **Aquila, Inc.**
        Additional Soliciting Material pursuant to Rule 14a-12 of Regulation 14A
        Filed on February 9, 12, April 4, 5, 9, 16, 19 and 23, 2007 by Pirate Capital
        LLC, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger
        Activist Portfolio Company LTD and Thomas R. Hudson Jr. ("Pirate")
        File No.: 001-03562

Dear Mr. Altman:

We have the following comments on the above-captioned filings.

Rule 14a-12

1. Pirate purports to rely on Rule 14a-12 to solicit stockholders of Aquila to vote
    against the Merger and to withhold votes from Aquila's director nominees, but
    has referenced that future disclosures may be made in a proxy statement "when
    and if" one is filed. Please be advised Rule 14a-12 was not intended to create
    another exemption from the proxy rules. As you are aware, Rule 14a-12 is titled,
    "Solicitation before furnishing a proxy statement." Parties intending to rely upon
    Rule 14a-12 in making proxy solicitations may only do so to the extent that they
    intend to file and disseminate a proxy statement. See Interpretation I.D.3 in the
    July 2001 Interim Supplement to the Staff's Telephone Interpretations Manual.
    Please remove the implication in future filings that Pirate has only reserved the
    right to file a proxy statement in the future and confirm for us that Pirate fully
    intends to file a proxy statement. Alternatively, advise us of the exemption from
    the federal proxy rules upon which Pirate intends to rely to conduct its
    solicitation.

2. Advise us what steps Pirate is taking to ensure that any solicitation materials that appear on Pirate's website http://www.badaquiladeal.com are filed on EDGAR. Explain to us the process by which Pirate undertakes to determine whether postings or other material that appears on the website need to be filed under the federal proxy rules. Specifically address the link to the class action complaint in the response to this comment.

Rule 14a-9

3. On or about April 4, 2007, Pirate posted on its website and filed with the SEC a series of slides titled "Aquila, Inc. Shareholder Perspective." These slides appear to have contained unsupported assertions and allegations. Please provide us with support for the following statements:

   (a) "Further the additional $42.3 million, or $.11 per share, in proceeds from the Kansas electric properties sale provides previously undisclosed incremental value; however, under the [Great Plains] Transaction, only 27% of such value would be realized by [Aquila] shareholders." (Slide 2; Executive Summary)

   Pirate's statement that Aquila stockholders will realize only 27% of the $42.3 million working capital adjustment seems to assume the Kansas electric sale (including the working capital adjustment) was not considered in determining the merger consideration.

   (b) "A range of alternatives to the [Great Plains] Transaction, which based on disclosure have been largely unexplored by Aquila's management, Board of Directors, and their respective advisors, should be implemented." (Slide 2; Executive Summary)

   This statement also implies that a breach of fiduciary duty has occurred. As Aquila has previously disclosed (including in Soliciting Material filed by Aquila with the SEC on March 6, 2007 (Q. 1 & 2)), the proposed Merger was the result of a several strategic reviews conducted by Aquila over the past few years. As part of these reviews, Aquila considered a variety of strategic alternatives, including the possibility of selling its gas utilities as an alternative to pursuing a sale of the company.

(c) "After October 2006 when it became clear that the process was extended and only two parties remained, Aquila and its advisors should have revisited with each of the original potential bidders who dropped out earlier due to other priorities." (Slide 3; Review of GXP Transaction)

As noted in Aquila's March 6, 2007 filing with the SEC (Q.10), Aquila signed an exclusivity agreement with Great Plains on December 8, 2006. In addition, please confirm that Pirate will refrain from creating the implication that Aquila had an unmet legal obligation with respect to revisiting each of the original bidders in future communications.

(d) "Even more disturbing was the disclosure by [Aquila] management that parties who previously stated conflicting priorities never acted on any of those strategic initiatives." (Slide 3; Review of GXP Transaction)

(e) "When considering [Great Plains'] price targets from Goldman Sachs and Lehman Brothers, we value the Merger Consideration at $4.10 per share. Based on [Great Plains'] 20-trading day average closing price, the present value is $4.24." (Slide 4; Review of GXP Transaction); Selected Multiple Range -13x - 15x." (Slide 17; Aquila Value Creation)

The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. Advise the Staff, with a view toward disclosure, exactly how Pirate determined the value of the merger consideration and the present value. In addition, advise the Staff what consideration, if any, Pirate gave to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

(f) Pirate's analyses of Aquila Current Value appears to contain factual errors. (Slides 8, 9 & 15 Aquila Current Value; Appendices A & C)

In its analyses of Aquila's stand-alone value, Pirate seems to use Aquila's estimates of 2009 EBITDA but fails to take into account that achieving this EBITDA growth would require additional capital investments of $441 million in excess of anticipated depreciation. These capital investments would require the incurrence by Aquila of an additional $220 million of debt using an assumed 50% debt and 50% equity capital structure. Pirate then appears to subtract the net debt numbers for Aquila at December 31, 2006 (which do not reflect this additional debt) from an enterprise value it calculates for Aquila based on EBITDA estimates that require for their achievement the making of material additional capital investment and the incurrence of material additional debt.

Theodore Altman, Esq.
c/o Pirate Capital et al.
SEC Comment Letter dated May 2, 2007

In Pirate's analyses, the net debt and other non-operating assets amount is also incorrect because the amount of proceeds of Aquila's Kansas electric sale available for debt retirement is apparently overstated by $39.3 million. Please be advised that if Pirate corrects its analyses for these errors, the range of equity values per Aquila share that would be derived under Pirate's "Comparable Company Peer Analyses" (Slide 9 and Appendix B) may change. The range of equity values per Aquila share that would be derived under Pirate's "Precedent Transaction Analysis" (Slide 10) may also change.

(g)   Chart titled "Long-Term EPS Growth" "comparing" a 28% growth rate for Aquila with long-term growth rates for other companies. (Slide 12; Alternative Shareholder Value Enhancement Strategy)

This chart appears to label as long-term what is a short-term growth rate for Aquila (which results from significant investment by Aquila occurring in a short time frame) and compares that rate to long-term growth rates for other companies.

(h)   "As a pure play electric play, we would expect [Aquila] to pick up (at least) a 0.5 multiple on 2008 EBITDA…." (Slide 12; Alternative Shareholder Value Enhancement Strategy)

This statement, in effect, predicts the future market value and results in the application of Note (a) to Rule 14a-9.

4.   Pirate's April 16, 2007 press release "recommends" that Aquila "accept only the transaction with Black Hills Corporation." This "recommendation" suggests that Aquila has the ability to effect the Asset Sale to Black Hills without completing the Merger. As Aquila has stated publicly, and as is evident under the publicly-available agreements entered into with Great Plains and Black Hills, the Asset Sale and the Merger are cross-conditioned upon one another. If the Merger is terminated because Aquila security holders fail to approve the Merger (or for any other reason), neither Aquila nor Black Hills will have any right or obligation to proceed with the Asset Sale. Even if a transaction similar to the Asset Sale could be arranged with Black Hills or another purchaser in the absence of the Merger, the reduced scale of the resulting Aquila entity would lead to unsupportable stranded costs. Please correct the record in the next publicly filed communication.

Closing Comments

Please furnish a cover letter with your response to our comments. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

Theodore Altman, Esq.
c/o Pirate Capital et al.
SEC Comment Letter dated May 2, 2007

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- The filing persons are responsible for the adequacy and accuracy of the disclosure in the proxy solicitation filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision.

Please direct any questions to me at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers and
Acquisitions